UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

4th Floor, St. Paul’s Gate, 22-24 New Street

St. Helier, Jersey

JE1 4TR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 7, 2019, Clarivate Analytics plc (“Clarivate” or “Company” or “we” or “us” or “our”), issued a media release announcing earnings for the second quarter ended June 30, 2019. In addition, we posted to our website supplemental information related to revenue, earnings, and guidance information provided by us. The media release and supplemental information have been furnished as exhibits to this Form 6-K and are posted on the investor relations section of our website (http://ir.clarivate.com/). In addition, the media release has been distributed through a newswire release.

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of the Company and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as exhibits to this Report on Form 6-K is information regarding the Company’s financial results for the three and six months ended June 30, 2019.

Exhibits

Exhibit No.	Document Description

99.1	Clarivate Analytics plc Quarterly and Semi-Annual Report as of and for the three and six months ended June 30, 2019

99.2	News release issued by Clarivate Analytics Plc dated August 7, 2019

99.3	Supplemental Information dated August 7, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clarivate Analyics Plc

Date: August 7, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer